Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

May 2023

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated May 25, 2023, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V. ————————————————————- (Registrant)

Date: May 26, 2023	By	/s/ J.O. van Klinken —————————————————————— J.O. van Klinken Executive Vice President and General Counsel

The Hague – May 25, 2023

Aegon Annual General Meeting approves all resolutions

Aegon N.V.’s Annual General Meeting (AGM) today approved all resolutions on the agenda, including the adoption of the Annual Accounts for the financial year 2022, and a final dividend for 2022 of EUR 0.12 per common share, which brings Aegon’s total dividend for 2022 to EUR 0.23 per common share.

The AGM also approved the reappointment of Ms. Dona Young as a member of the Supervisory Board.

The full details of the resolutions approved during the AGM can be found in the AGM archive on aegon.com.

About Aegon

Aegon is an integrated, diversified, international financial services group. The company offers investment, protection, and retirement solutions, with a strategic focus on three core markets (the United States, the United Kingdom, and the Netherlands), three growth markets (Spain & Portugal, Brazil, and China), and one global asset manager. Aegon’s purpose of Helping people live their best lives runs through all its activities. As a leading global investor and employer, the company seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

Contacts
Media relations	Investor relations
Richard Mackillican	Jan Willem Weidema

+31(0) 62 741 1546	+31(0) 70 344 8028
richard.mackillican@aegon.com	janwillem.weidema@aegon.com